VF 3/10/04

04004632

A+ 3/8/2004 **

SECURITIES ... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 WASH. D.C.

SEC FILE NUMBER
8- 53011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxxtrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive, Suite 410
(No. and Street)

Lexington (City) Kentucky (State) 40503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff M. Garstka (859)223-9800 ext. 107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name – *if individual, state last, first, middle name*)

144 North Broadway (Address) Lexington (City) Kentucky (State) 40507-1229 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KK

MAXX

Member NASD/SIPC

Affirmation

I, Jeff M. Garstka affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MAXXtrade, Inc. as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

Jeff M. Garstka, CFO/FINOP

Subscribed and sworn to before me this 26th day of February 2004.

Kim M. Crabb
Notary Public

MAXXTRADE, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2003 and 2002

MAXXTRADE, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

MAXXtrade, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of MAXXtrade, Inc. (the Company) as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXXtrade, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lexington, Kentucky
February 13, 2004

MAXXTRADE, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31

	2003	2002
ASSETS		
Cash	$ 50,707	$ 58,845
Accounts receivable - related party	160,898	88,033
Accounts receivable	1,659	7,999
Fixed assets, net of accumulated depreciation of $2,650 and $2,211	1,627	2,066
	$ 214,891	$ 156,943
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 23,624	$ 14,451
Stockholders' equity		
Common stock, no par value, 1,000 shares issued and outstanding	250	250
Additional paid-in capital	586,150	586,150
Accumulated deficit	(395,133)	(443,908)
	191,267	142,492
	$ 214,891	$ 156,943

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF OPERATIONS
Years ended December 31

	2003	2002
Revenue:		
Commissions	$ 145,826	$ 120,372
Interest income	231	493
	146,057	120,865
Expenses:		
Compensation and benefits	-	11,395
Floor brokerage, exchange, and clearance fees	31,448	11,612
Communications and data processing	18,345	86,762
Occupancy	26,247	29,016
Advertising	502	1,526
Other	20,740	25,652
	97,282	165,963
Net income (loss)	$ 48,775	$ (45,098)

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2002	$ 250	$ 558,150	$ (398,810)	$ 159,590
Additional paid-in capital from stockholders	-	28,000	-	28,000
Net loss	-	-	(45,098)	(45,098)
Balances, December 31, 2002	250	586,150	(443,908)	142,492
Net income	-	-	48,775	48,775
Balances, December 31, 2003	$ 250	$ 586,150	$ (395,133)	$ 191,267

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 48,775	$ (45,098)
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation	439	683
Changes in		
Accounts receivable - related party	(72,865)	(35,033)
Accounts receivable	6,340	(7,650)
Prepaid expenses	-	51,800
Accrued expenses	9,173	14,451
Net cash from operating activities	(8,138)	(20,847)
Cash flows from investing activities		
Proceeds from capital contributions	-	28,000
Net change in cash	(8,138)	7,153
Cash at beginning of year	58,845	51,692
Cash at end of year	$ 50,707	$ 58,845

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: MAXXtrade, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker and usually maintains detailed customer records. Essentially, the introducing broker is using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Through December 31, 2003, the Company has not been required to make any payments under this guarantee, and management is not aware of any circumstances as of the date of the audit which would require them to perform under this guarantee.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets: Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company has elected to be treated as a small business corporation (an S corporation) for federal and state income tax purposes. Under those provisions, income and tax credits are passed through to the Company's stockholders. The stockholders are taxed individually on their respective shares of corporate earnings.

NOTE 2 - LEASE COMMITMENT

The Company leases its office space under an operating lease effective through 2004. The lease agreement provides for a 5-year renewal option. Rent expense was $25,667 for 2003 and 2002. Required future minimum lease payments, before considering any renewal options, under this operating lease are $23,528 for 2004.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $27,083 which is $22,083 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.8723 to 1.

(Continued)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an accounts receivable balance from a related entity which is owned by two of the active principal shareholders. The related entity is absorbing expenses related to Maxxtrade, Inc. until such time that Maxxtrade, Inc. sustains profitability. The balance of accounts receivable with the related entity are $160,898 and $88,033 as of December 31, 2003 and 2002. The receivable is expected to be collected upon dissolution of the related entity. If funds are not available at the related entity to pay the amount owed to Maxxtrade, Inc., the two owners of the related entity have agreed to personally assume indebtedness for the receivable.

MAXXTRADE, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

Total stockholders' equity	$	191,267
Deductions and/or charges		
Net office furniture and equipment		1,627
Other nonallowable assets		162,557
		164,184
Net capital	$	27,083
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses and other liabilities	$	23,624
Aggregate indebtedness to net capital		87.23%
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital		27,083
Excess net capital	$	22,083

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIA on Form X-17a-5 as of December 31, 2003.

MAXXTRADE, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2003

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

MAXXTRADE, INC.
SCHEDULE OF THE INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2003

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

MAXXtrade, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of MAXXtrade, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lexington, Kentucky
February 13, 2004